SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

INTERNATIONAL COAL GROUP, INC.

(Name of Subject Company)

INTERNATIONAL COAL GROUP, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45928H106

(CUSIP Number of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of International Coal Group, Inc., a Delaware corporation (“ICG” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atlas Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Arch Coal Inc., a Delaware corporation (“Parent” or “Arch”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Shares”), at a price of $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 16, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent with the SEC on May 16, 2011. The Offer to Purchase and the Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended to replace the first and second paragraphs under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates –Consideration for Shares Tendered Pursuant to the Offer” with the following:

If the directors and executive officers of the Company (and their affiliates) who own Shares tender their Shares for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 14, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 17,869,898 Shares. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and their affiliates) would receive an aggregate of $241,093,788 in cash, without interest, subject to any applicable withholding taxes. For a description of the treatment of stock options, restricted stock and restricted stock units awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options, Restricted Shares and Restricted Share Units.”

The following table sets forth the cash consideration that each executive officer, non-employee director and their affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser assuming the Offer is completed on June 14, 2011.

Name	Shares	Consideration Payable in Respect of Shares ($)
V. Prem Watsa (1)	22,577,788	$329,635,705
WL Ross Group, L.P. (2)	12,268,723	$179,123,356
Joseph R. Beckerle	89,403	$988,228
Bennett K. Hatfield	2,026,942	$21,546,154
Phillip Michael Hardesty	411,664	$4,455,105
Bradley W. Harris	375,346	$4,316,582
Oren Eugene Kitts	424,851	$4,537,635
Samuel R. Kitts	426,851	$4,566,835
Roger L. Nicholson	427,649	$4,578,486
Gary A. Patterson	141,794	$1,562,332
William Scott Perkins	409,346	$4,311,262
Charles G. Snavely	405,394	$4,363,563
Cynthia B. Bezik	99,469	$1,452,247
Maurice E. Carino, Jr.	54,561	$796,591
William J. Catacosinos	50,561	$738,191
Stanley N. Gaines	70,561	$1,030,191
Samuel A. Mitchell	85,561	$1,249,191
Wilbur L. Ross, Jr. (2)(3)	12,319,384	$179,863,006
Wendy L. Teramoto	50,561	$738,191

(1)	Based on information contained in a report on Schedule 13D filed with the SEC on May 3, 2011. Mr. V. Prem Watsa, 1109519 Ontario Limited (“1109519”), The Sixty Two Investment Company Limited (“Sixty Two”), 810679 Ontario Limited (“810679”) and Fairfax Financial Holdings Limited (“Fairfax”) beneficially share voting and dispositive powers. Odyssey Reinsurance Company formerly named Odyssey America Reinsurance Corporation (“Odyssey America”), Clearwater Insurance Company (“Clearwater”), TIG Insurance Company (“TIG”), Wentworth Insurance Company Ltd. (“Wentworth”) and nSpire Re Limited (“nSpire”) beneficially own 10,483,840, 1,405,125, 5,930,229, 1,185,600 and 3,572,994 shares, respectively, with shared voting and dispositive powers. V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Odyssey America, Clearwater, TIG, Wentworth and nSpire disclaim beneficial ownership of the shares of common stock. The address for V. Prem Watsa, 1109519, 810679 and Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7; the address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3; the address of Odyssey America and Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902; the address of TIG is 250 Commercial Street, Suite 500, Manchester, NH 03101; the address of Wentworth is Building #2 – Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados; the address of nSpire is First Floor, 25-28 Adelaide Road, Dublin 2, Republic of Ireland.
(2)	Based on information contained in a report on Schedule 13D filed with the SEC on May 3, 2011. Represents 2,859,927 shares held directly by WLR Recovery Fund L.P. (“Fund I”), 7,634,294 shares held directly by WLR Recovery Fund II, L.P. (“Fund II”), and 1,774,502 shares held directly by WLR Recovery Fund III, L.P. (“Fund III”). WLR Recovery Associates LLC is the general partner of Fund I. WLR Recovery Associates II LLC is the general partner of Fund II. WLR Recovery Associates III LLC is the general partner of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. Wilbur L. Ross, Jr., one of our directors, is the managing member of El Vedado, LLC, which is the general partner of WL Ross Group, L.P. Accordingly, Mr. Ross, El Vedado, LLC, WL Ross Group, L.P., Fund I, Fund II, Fund III, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and WLR Recovery Associates III LLC can be deemed to share voting and dispositive power over the shares held directly by Fund I, Fund II and Fund III. Mr. Ross disclaims beneficial ownership over these shares. The address for WL Ross Group, L.P. is 1166 Avenue of the Americas, New York, New York 10036, Attn: Wendy L. Teramoto and the address for Mr. Ross is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.
(3)	Includes 100 shares and 50,561 restricted stock units held directly by Wilbur L. Ross, Jr.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended to replace the first paragraph under the heading “Litigation” with the following:

On May 9 and May 11, 2011, two putative class action lawsuits were filed in the Court of Chancery of the State of Delaware purportedly on behalf of a class of stockholders of the Company, respectively docketed as Kirby v. International Coal Group, Inc., et al., Case No. 6464 and Kramer v. Wilbur L. Ross, Jr., et al., Case No. 6470. On May 19, 2011, a putative class action lawsuit was filed in the Court of Chancery of Delaware purportedly on behalf of a class of stockholders of the Company, docketed as Isakov v. International Coal Group, Inc., et al., Case No. 6505 (collectively with the Kirby and Kramer actions, the “Delaware Actions”). Each of the complaints names as defendants the Company, members of the Company Board, Parent, and Purchaser. Each of the complaints alleges, inter alia, that the members of the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize the value of the Company to its stockholders or engage in an appropriate sales process in connection with the proposed transaction and that Parent and Purchaser aided and abetted the alleged breach. The Isakov complaint further alleges that the members of the Company Board breached their fiduciary duties by failing to disclose material information in the Schedule 14D-9 filed on May 16, 2011. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

INTERNATIONAL COAL GROUP, INC.

By:	/s/ Bennett K. Hatfield
Name: Bennett K. Hatfield
Title: President and Chief Executive Officer